Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results

for the Second Fiscal Quarter Ended August 31, 2011

•	Quarterly Net Revenues Increased by 58.5% Year-Over-Year

•	Quarterly Net Income Attributable to TAL Increased by 2.0% Year-Over-Year

•	Quarterly Non-GAAP Net Income Attributable to TAL Increased by 15.9% Year-Over-Year

•	Announces a US$50 million Share Repurchase Program

(Beijing – October 25, 2011)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended August 31, 2011, which is the second quarter of TAL’s fiscal year 2012.

Financial Highlights for the Second Quarter of Fiscal Year 2012

•	Net revenues increased by 58.5% year-over-year to US$51.4 million from US$32.4 million in the same period of the prior fiscal year.

•	Net income from continuing operations increased by 2.2% year-over-year to US$10.7 million from US$10.5 million in the same period of the prior fiscal year.

•	Net income attributable to TAL increased by 2.0 % year-over-year to US$10.7 million from US$10.5 million in the same period of the prior fiscal year.

•

Non-GAAP[1] net income attributable to TAL, which excluded share-based compensation expenses, increased by 15.9% year-over-year to US$13.2 million from US$11.4 million in the same period of the prior fiscal year.

•

Basic and diluted net income per American Depositary Share (“ADS”)[2] were US$0.14 and US$0.14, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.17 and US$0.17, respectively.

•	Total student enrollments during the second quarter of fiscal year 2012 increased by 44.1% year-over-year to approximately 198,000.

•	Total physical network grew to 268 learning centers as of August 31, 2011 from 108 learning centers as of August 31, 2010.

Financial Highlights for the first Six Months ended August 31, 2011

•	Net revenues increased by 60.1% year-over-year to US$84.7 million from US$52.9 million in the same period of the prior fiscal year.

[1]

As used in this press release, non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS are defined to exclude share-based compensation expense from operating costs and expenses, cost of revenues, selling and marketing expenses, general and administrative expenses, income from operations, net income attributable to TAL and earnings per ADS, respectively. See “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” at the end of this press release.

[2]	Each ADS represents two Class A common shares.

•	Net income from continuing operations increased by 13.8% year-over-year to US$15.3 million from US$13.4 million in the same period of the prior fiscal year.

•	Net income attributable to TAL increased by 15.4 % year-over-year to US$15.3 million from US$13.2 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 43.4% year-over-year to US$20.3 million from US$14.2 million in the same period of the prior fiscal year.

•

Basic and diluted net income per ADS were US$0.20 and US$0.20, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.27 and US$0.26, respectively.

•	Total student enrollments during the first six months of fiscal year 2012 increased by 35.4% year-over-year to approximately 320,700.

•	Total physical network grew to 268 learning centers as of August 31, 2011 from 132 learning centers as of February 28, 2011.

Financial and Operating Data—Second Quarter and First Six Months of Fiscal Year 2012

(in thousands of US$, except per ADS data, student enrollments and percentages)

	Three Months Ended August 31,
	2010	2011	Pct. Change
Net revenues	32,449	51,430	58.5%
Net income attributable to TAL	10,504	10,714	2.0%
Non-GAAP net income attributable to TAL	11,423	13,245	15.9%
Operating income	11,752	10,097	(14.1)%
Non-GAAP operating income	12,672	12,629	(0.3)%
Net income per ADS attributable to TAL – basic	0.17	0.14	(16.9)%
Net income per ADS attributable to TAL – diluted	0.17	0.14	(18.0)%
Non-GAAP net income per ADS attributable to TAL – basic	0.18	0.17	(5.6)%
Non-GAAP net income per ADS attributable to TAL – diluted	0.18	0.17	(6.8)%
Total student enrollments in small class, one-on-one and online courses	137,400	198,000	44.1%

	Six Months Ended August 31,
	2010	2011	Pct. Change
Net revenues	52,874	84,652	60.1%
Net income attributable to TAL	13,246	15,290	15.4%
Non-GAAP net income attributable to TAL	14,166	20,309	43.4%
Operating income	14,973	13,539	(9.6)%
Non-GAAP operating income	15,893	18,558	16.8%
Net income per ADS attributable to TAL – basic	0.21	0.20	(5.7)%
Net income per ADS attributable to TAL – diluted	0.21	0.20	(7.2)%
Non-GAAP net income per ADS attributable to TAL – basic	0.23	0.27	17.1%
Non-GAAP net income per ADS attributable to TAL – diluted	0.23	0.26	15.3%
Total student enrollments in small class, one-on-one and online courses	236,900	320,700	35.4%

“We are very pleased to report another quarter of rapid growth of our tutoring services. In particular, our core business of small classes outperformed our expectation. Small class enrollments increased 21% in the quarter versus the same period of the previous year, while online courses and one-on-one grew at an even faster pace, driving total year-over-year student enrollment growth to reach 44% for the quarter.

“Cities outside of Beijing and Shanghai continued to grow rapidly, and contributed 10.9% of small class revenues in this second quarter compared to only 3.6% during the same period of the previous fiscal year, and 8.3% in the previous quarter. This momentum we are achieving in new markets is very encouraging, and demonstrates the scalability of our small class business model,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“During the quarter, we added 69 new learning centers, bringing the total new centers added in the first two quarters to 136. With this accelerated investment in our learning center network, we have now achieved in the first two quarters over 90% of our full-year target of 150 new centers. This strong execution of our center rollout plan in the first half of the year will allow us to focus our energies on both ramping up enrollments in these new centers and preparing for entry into six new cities in the fourth fiscal quarter,” Mr. Zhang said.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “We are excited that once more our quarterly results exceeded the high end of revenue guidance. Based on the current momentum and visibility in our businesses, we are increasing our full fiscal year 2012 total net revenues guidance to between US$166 million and US$171 million, representing revenue growth of approximately 50% to 55% versus the fiscal year ended February 28, 2011.

“During the second quarter, the significant increase in our overall operating costs and expenses was largely due to rapid expansion of our learning center network, headcount increases, particularly in our sales and marketing and general and administrative areas, as well as investment in new growth businesses. In the quarters ahead, on the back of our stable and sustainable core business growth, we will continue to invest in the operational support required to sustain our successful business roll-out.

“We would like to take this opportunity to announce that our board of directors has approved a share repurchase program authorizing TAL to repurchase up to US$50 million worth of our outstanding shares. Given the current trading price of our shares, and considering our anticipated investment needs and expected future cash flows, we believe that this is an appropriate use of our current cash balance and will best serve our shareholders,” Mr. Kauffman said.

Financial Results for the Second Quarter of Fiscal Year 2012

Net Revenues

For the second quarter of fiscal year 2012, TAL reported net revenues of US$51.4 million, representing a 58.5% increase from US$32.4 million in the second quarter of fiscal year 2011. Growth was driven by an increased number of total student enrollments combined with higher average selling prices. Total student enrollments increased by 44.1% to approximately 198,000 from approximately 137,400 in the same period one year ago. The increase in enrollments was driven primarily by small class and online courses enrollments, and to a lesser extent by one-on-one course enrollments. Average selling prices (ASPs) increased by 10% from US$236 in the second quarter of fiscal year 2011 to US$260 in the same quarter of fiscal year 2012, mainly driven by an increase in the hourly rate and the number of hours per class in our small class business from the same period of the prior fiscal year.

Operating Costs and Expenses

Operating costs and expenses were US$41.4 million, a 100.1% increase from US$20.7 million in the second quarter of fiscal year 2011. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, were US$38.9 million, a 96.6% increase from US$19.8 million in the second quarter of fiscal year 2011.

Cost of revenues increased by 78.7% to US$25.3 million, from US$14.1 million in the second quarter of fiscal year 2011. The increase in cost of revenues was primarily due to an increase in both teacher and rental costs due to our business expansion in this quarter, as well as other staff costs to support the greater number of learning centers in operation. Non-GAAP cost of revenues, which excludes share-based compensation expenses, increased by 79.3% to US$25.2 million, from US$14.0 million in the second quarter of fiscal year 2011.

Selling and marketing expenses increased by 173.2% to US$6.8 million, from US$2.5 million in the second quarter of fiscal year 2011. The increase was primarily due to an increase in sales and marketing staff to support our expanded program and service offerings and increased advertising expenses for marketing promotion. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 175.7% to US$6.4 million, from US$2.3 million in the second quarter of fiscal year 2011.

General and administrative expenses increased by 126.3% to US$9.2 million, from US$4.1 million in the second quarter of fiscal year 2011. The increase was mainly due to the increased total number of general and administrative staff to support our expanded operations and an increase in share-based compensation expenses for our general and administrative staff. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 109.4% to US$7.1 million, from US$3.4 million in the second quarter of fiscal year 2011.

Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$2.5 million in the second quarter of fiscal year 2012, as compared to US$0.9 million in the second quarter of fiscal year 2011.

Gross Profit

Gross profit increased by 42.9% to US$26.2 million, from US$18.3 million in the second quarter of fiscal year 2011.

Income from Operations

Income from operations decreased by 14.1% to US$10.1 million, from US$11.8 million in the second quarter of fiscal year 2011. Non-GAAP income from operations, which excludes share-based compensation expenses, decreased by 0.3% to US$12.6 million, from US$12.7 million in the second quarter of fiscal year 2011.

Income Tax Expense

Income tax expense was US$1.9 million in the second quarter of fiscal year 2012, as compared to US$1.3 million in the second quarter of fiscal year 2011, mainly because the exemption period of one of TAL’s entities expired in calendar year 2010 and this entity has become subject to a still preferential, but higher tax rate from calendar year 2011.

Net Income from Continuing Operations

Net income from continuing operations increased by 2.2% to US$10.7 million, from US$10.5 million in the second quarter of fiscal year 2011.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 2.0% to US$10.7 million, from US$10.5 million in the second quarter of fiscal year 2011. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 15.9% to US$13.2 million, from US$11.4 million in the second quarter of fiscal year 2011.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.14 and US$0.14, respectively, in the second quarter of fiscal year 2012. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.17 and US$0.17, respectively.

Capital Expenditures

Capital expenditures for the quarter were US$28.8 million, driven largely by the payment of a portion of the purchase price of the office space purchased by the Company in the quarter.

Cash and Cash Equivalents

As of August 31, 2011, the Company had US$178.1 million of cash and cash equivalents and US$33.2 million of term deposits, as compared to US$173.2 million of cash and cash equivalents and US$25.9 million of term deposit as of February 28, 2011.

Deferred Revenue

As of August 31, 2011, the Company’s deferred revenue balance was US$70.1 million, representing an increase of 66.6% as compared to US$42.1 million as of August 31, 2010.

Share Repurchase Program

The Company’s board of directors has authorized, but not obligated, the Company to repurchase up to US$50 million of its own ADSs or ordinary shares within one year from October 24, 2011. The repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18 plans, in privately negotiated transactions, in block trades or other legally permissible ways from time to time depending on market conditions and in accordance with applicable rules and regulations.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of fiscal year 2012 are expected to be between US$36.1 million and US$37.3 million, representing an increase of 50% to 55% on a year-over-year basis.

The Company expects its total net revenues for the full fiscal year ending February 29, 2012 will be in the estimated range of US$165.9 million to US$171.4 million, representing an increase of approximately 50% to 55% compared to the fiscal year 2011.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2012 at 8:00 am Eastern Daylight Time on October 25, 2011 (8:00 pm Beijing time on October 25, 2011).

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	1-866-519-4004
• International Dial-in Number:	+656-723-9381
• Mainland China Toll Free Number (Mobile):	400-620-8038
• Mainland China Toll Free Number :	800-819-0121
• Hong Kong Toll Free Number:	###-##-####
• U.K. Toll Free Number:	080-8234-6646
Conference ID: 15082817

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the call will be available after the conclusion of the conference call through November 3, 2011.

The dial-in details for the replay are as follows:

• U.S. Toll Free Number	1-866-214-5335
• International Dial-in Number	+61-2-8235-5000
Conference ID: 15082817

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2012 and the full fiscal year 2012 and quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. TAL Education Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one and online courses. The Company’s network includes 268 physical learning centers as of August 31, 2011, located in ten key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing and Hangzhou. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

For Investors:

Willow Wu

Investor Relations

TAL Education Group

Tel: +86-10-5292-6658

Email: ir@xueersi.com

For Media:

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2011	As of August 31, 2011

ASSETS

Current assets
Cash and cash equivalents	$173,165,661	$178,132,372
Term deposits	25,870,071	33,240,302
Available-for-sale securities	465,709	428,572
Inventory	117,827	147,098
Deferred tax assets-current	1,082,932	1,860,989
Prepaid expenses and other current assets	4,746,929	35,533,903

Total current assets	205,449,129	249,343,236

Property and equipment, net	7,515,325	11,620,160
Deferred tax assets-non-current	668,096	687,541
Rental deposit	2,818,126	4,010,839
Intangible assets, net	656,785	327,471
Goodwill	662,583	541,571
Long-term Investment	—	234,771

Total assets	$217,770,044	$266,765,589

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 736,655 and 1,251,273 as of February 28, 2011, and August 31, 2011, respectively)	$911,254	$2,081,820
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 34,169,473 and 47,835,546 as of February 28, 2011, and August 31, 2011, respectively)	50,678,025	70,144,667
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 79,893 and 82,317 as of February 28, 2011, and August 31,2011, respectively)	79,893	82,317

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities without recourse to TAL Education Group of 5,729,657 and 10,135,637 as of February 28, 2011, and August 31, 2011, respectively)	8,053,980	14,303,741
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,650,269 and 2,760,898 as of February 28, 2011, and August 31, 2011, respectively)	2,877,887	2,854,955

Total current liabilities	62,601,039	89,467,500

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 85,248 and 64,549 as of February 28, 2011, and August 31, 2011, respectively)	117,781	136,122

Total liabilities	62,718,820	89,603,622

TAL Education Group Shareholders’ Equity

Class A common shares	27,600	39,708
Class B common shares	125,000	115,250
Additional paid-in capital	112,055,718	116,887,751
Statutory reserve	8,240,697	8,240,697
Retained earnings	32,727,630	48,017,259
Accumulated other comprehensive income	1,874,579	3,861,302

Total TAL Education Group’s Equity	155,051,224	177,161,967

Total liabilities and equity	$217,770,044	$266,765,589

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Six Months Ended
	August 31,		August 31,
	2010	2011	2010	2011

Net revenues	$32,448,617	$51,430,002	$52,874,165	$84,652,437
Cost of revenues	14,146,228	25,276,793	25,933,323	43,416,143

Gross profit	18,302,389	26,153,209	26,940,842	41,236,294

Operating expenses (note 1)

Selling and marketing	2,498,133	6,825,571	4,170,552	11,150,546
General and administrative	4,052,003	9,168,570	7,797,586	16,620,640
Impairment loss on goodwill	—	139,660	—	139,660

Total operating expenses	6,550,136	16,133,801	11,968,138	27,910,846

Government Subsidies	—	77,589	—	213,270

Income from operations	11,752,253	10,096,997	14,972,704	13,538,718

Interest income	73,646	993,452	205,179	1,861,144
Interest expense	(18,730)	—	(43,430)	—
Other (expenses)/ income	5,684	1,520,090	(27,373)	2,908,323
Gain from sales of available-for-sale securities	—	—	6,429	—

Income before income tax provision	11,812,853	12,610,539	15,113,509	18,308,185
Provision for income tax	(1,327,760)	(1,896,932)	(1,675,270)	(3,018,556)

Net income from continuing operations	10,485,093	10,713,607	13,438,239	15,289,629

Net income/(loss) from discontinued operations, net of taxes	18,438	—	(192,398)	—
Net income	10,503,531	10,713,607	13,245,841	15,289,629

Total net income attributable to TAL Education Group	$10,503,531	$10,713,607	$13,245,841	$15,289,629

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Six Months Ended
	August 31,		August 31,
	2010	2011	2010	2011

Net income per common share

Basic from continuing operations	$0.08	$0.07	$0.11	$0.10
Basic from discontinued operations	0.00	—	(0.00)	—

Basic	0.08	0.07	0.11	0.10

Diluted from continuing operations	0.08	0.07	0.11	0.10
Diluted from discontinued operations	0.00	—	(0.00)	—

Diluted	0.08	0.07	0.11	0.10

Net income per ADS (note 2)
Basic from continuing operations	0.17	0.14	0.21	0.20
Basic from discontinued operations	0.00	—	(0.00)	—

Basic	0.17	0.14	0.21	0.20

Diluted from continuing operations	0.17	0.14	0.21	0.20
Diluted from discontinued operations	0.00	—	(0.00)	—

Diluted	$0.17	$0.14	$0.21	$0.20

Weighted average shares used in calculating net income per common share
Basic	120,000,000	153,505,610	120,000,000	153,052,805
Diluted	125,386,720	155,923,297	125,193,360	155,720,423

Notes:

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31		Ended August 31
	2010	2011	2010	2011

Cost of revenues	$109,413	$105,843	$109,413	$328,285
Selling and marketing	162,998	387,509	162,998	813,041
General and administrative	647,451	2,038,214	647,451	3,877,679

Total	$919,862	$2,531,566	$919,862	$5,019,005

Note 2: Each ADS represents two Class A common shares.

TAL Education Group

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2010	2011	2010	2011

Cost of revenues	$14,146,228	$25,276,793	$25,933,323	$43,416,143
Share-based compensation expense in cost of revenues	109,413	105,843	109,413	328,285

Non-GAAP cost of revenues	14,036,815	25,170,950	25,823,910	43,087,858

Selling and marketing expenses	2,498,133	6,825,571	4,170,552	11,150,546
Share-based compensation expense in selling and marketing expenses	162,998	387,509	162,998	813,041

Non-GAAP selling and marketing expenses	2,335,135	6,438,062	4,007,554	10,337,505

General and administrative expenses	4,052,003	9,168,570	7,797,586	16,620,640
Share-based compensation expense in general and administrative expenses	647,451	2,038,214	647,451	3,877,679

Non-GAAP general and administrative expenses	3,404,552	7,130,356	7,150,135	12,742,961

Operating costs and expenses	20,696,364	41,410,594	37,901,461	71,326,989
Share-based compensation expense in operating costs and expenses	919,862	2,531,566	919,862	5,019,005

Non-GAAP operating costs and expenses	19,776,502	38,879,028	36,981,599	66,307,984

Income from operations	11,752,253	10,096,997	14,972,704	13,538,718
Share based compensation expenses	919,862	2,531,566	919,862	5,019,005

Non-GAAP income from operations	12,672,115	12,628,563	15,892,566	18,557,723

GAAP net income attributable to TAL Education Group	10,503,531	10,713,607	13,245,841	15,289,629
Share based compensation expenses	919,862	2,531,566	919,862	5,019,005

Non-GAAP net income attributable to TAL Education Group	$11,423,393	$13,245,173	$14,165,703	$20,308,634

	For the Three Months Ended August 31,		For the Six Months ended August 31,
	2010	2011	2010	2011

Net income per ADS

- Basic	$0.17	$0.14	$0.21	$0.20
- Diluted	0.17	0.14	0.21	0.20

Non-GAAP net income per ADS

- Basic	0.18	0.17	0.23	0.27
- Diluted	$0.18	$0.17	$0.23	$0.26

ADSs used in calculating net income per ADS
- Basic	60,000,000	76,752,805	60,000,000	76,526,402
- Diluted	62,693,360	77,961,648	62,596,680	77,860,212

Note:

(1)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.